Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, June 14, 2022 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby announces to its shareholders and the market the creation of Suzano Ventures, its corporate venture capital fund with an initial outlay of US$ 70 million to be invested in startups. With this initiative, Suzano plans to accelerate the open innovation process and become a global platform to foster entrepreneurship involving solutions for the bioeconomy based on planted forests.

Suzano Ventures’ investments will be focused on: (i) pulp biomass technologies and applications; (ii) pulp packaging; (iii) agrotechnology companies that accelerate agroforestry yield; and (iv) carbon sequestration, measurement and management, in businesses in the Pre Seed to Series A phases.

The launch of Suzano Ventures is aligned with the Company's long-term strategy, which relies on innovability, i.e., innovation at the service of sustainability, as an important driver of its business and for society in the path to the bioeconomy, and on the development and implementation of low-carbon technologies. Suzano Ventures will be present in leading innovation ecosystems and will invest in startups in Brazil and abroad.

Finally, Suzano reiterates its commitment to transparent relations with investors.

São Paulo, June 14, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer